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Fundrise
@fundrise

Now you can invest in emerging technologies like AI and some of the world's top pre-IPO tech companies *before* they go public

- No accreditation required
- No 2-and-20 or membership fees
- $10 min. investment



Invest in tomorrow's great tech companies, today.
Modern Data Infrastructure
Artificial Intelligence & Machine Learning
Financial Technology
FUNDRISE INNOVATION FUND
Invest In Venture Capital
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

From fundrise.com



Fundrise
@fundrise



You likely can't invest in some of the world's best tech companies.

Industry leaders. Unicorns. AI pioneers.

All *off-limits* for 99% of investors because they haven't IPO'd yet.

Off-limits...until now.





You can invest in artificial intelligence
Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations
Financial Technology
FUNDRISE
INNOVATION FUND
Invest In Venture Capital
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

From fundrise.com

 **Fundrise**
@fundrise

Companies are waiting longer than ever to go public.

That means that value is increasingly accruing in the *private* markets.

And the private markets have been out of reach for normal investors, historically speaking.

We think that's a problem worth solving.



Invest in some of the world's best tech companies before they go public

Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

The Innovation Fund
Private companies, corporate bonds

A portfolio of top-tier private technology companies before they IPO

Objective	High-growth
Time horizon	5+ years

Sectors we're investing in

Artificial Intelligence & Machine Learning

Modern Data Infrastructure

New investment

Invest In Venture Capital

 **FUNDRISE** INNOVATION FUND

From fundrise.com

Fundrise
@fundrise



Companies are waiting longer than ever to go public

That means that value is increasingly accruing in the private markets

And the private markets have been out of reach for normal investors, historically speaking

We think that's a problem worth solving



The future is now open for investment
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.
Your portfolio has acquired a new company.
AI & Machine Learning
Modern Data Infra
Dev Ops
Financial Technology
Invest in the Innovation Fund
$100
$250
$500
$1,000
Invest now
FUNDRISE
INNOVATION FUND
Invest In Venture Capital

From fundrise.com



Fundrise ✔
@fundrise

Venture capital has arguably been one of the highest-performing investments for the past 25 years. But for most investors, it was out of reach.

Now, you can invest in some of the world's top tech companies, including those leading the AI revolution, before they go public.



HOW TO

Invest in the next big tech company before it goes public

Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

FUNDRISE INNOVATION FUND

Invest In Venture Capital

From fundrise.com